3/11/03

U.S. ... COMMISSION

03014090

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-51327

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINISH LINE TRADING GROUP, L.L.C.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 S. LASALLE STREET - 25TH FLOOR
(No. and Street)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 21 2003 DIVISION OF MARKET REGULATION

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD FRIEDMAN (312) 663-8374
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

LEAF, DAHL AND COMPANY, LTD.

6160 N. CICERO AVENUE, SUITE 410	CHICAGO	ILLINOIS	60646
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, RICHARD FRIEDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINISH LINE TRADING GROUP, LLC, as of DECEMBER 31 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

OFFICIAL SEAL
CHARMAINE M LEONETTI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/07/03

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINISH LINE TRADING GROUP, L.L.C.

AUDIT REPORT

FOR THE YEARS ENDED

DECEMBER 31,2002 AND 2001



FINISH LINE TRADING GROUP, L.L.C.

CONTENTS OF AUDIT REPORT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

* * * * *

LEAF, DAHL AND COMPANY, LTD.

Certified Public Accountants

6160 NORTH CICERO AVENUE • CHICAGO, ILLINOIS 60646

INDEPENDENT AUDITORS' REPORT

To The Members
FINISH LINE TRADING GROUP, L.L.C.
Chicago, Illinois

We have audited the accompanying statements of financial condition of

FINISH LINE TRADING GROUP, L.L.C.

as of December 31, 2002 and 2001 and the related statements of members' equity, earnings, cash flows and the supplementary schedule on page eight for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, together with explanatory notes thereto, present fairly, in all material respects, the financial position of Finish Line Trading Group, L.L.C., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America

FEBRUARY 10, 2003

Leaf, Dahl & Company, Ltd.

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash and Cash Equivalents (NOTE 2)	$ 248	$ 5,705
Due From Broker	87,882	0
Marketable Securities, At Market Value (Cost $47,900 and $573,500 in 2002 and 2001, respectively) (NOTE 2)	46,344	515,030
Total Assets	$134,474	$520,735

LIABILITIES AND MEMBERS' CAPITAL

	2002	2001
CURRENT LIABILITIES-		
Due to Broker	$ 0	$151,580
MEMBERS' CAPITAL (EXHIBIT IA)	$134,474	$369,155
Total Liabilities and Members' Capital	$134,474	$520,735

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(See Independent Auditors' Report)

Members' Capital at January 1, 2001	$ 435,805
Net (Loss) (EXHIBIT II)	(66,650)
Members' Capital at December 31, 2001	$ 369,155
Net (Loss) (EXHIBIT II)	(234,681)
Members' Capital at December 31, 2002	$ 134,474

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

EXHIBIT II

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	2002	2001
INVESTMENT INCOME:		
Realized (Loss) Gains From Securities	$ (54,963)	$124,284
Dividend and Interest Income	1,373	2,015
Total Investment Income	$ (53,590)	$126,299
OPERATING EXPENSES:		
Bank Service Charges	$ 259	$ 230
Donations	100	100
Dues and Fees	14,980	15,246
Holiday Expense	650	700
Insurance	4,521	4,625
Interest Expense	1,289	6,061
Licenses	325	325
Management Fees	78,000	73,000
Miscellaneous Trading Expenses	907	3,790
Office Expense	970	558
Professional Fees	6,597	7,441
Quotation Services	3,851	4,168
Seat Lease	11,618	32,695
Trading Commissions and Fees	56,436	43,407
Utilities	588	603
Total Operating Expenses	$ 181,091	$192,949
NET (LOSS)	$(234,681)	$ (66,650)

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss) (EXHIBIT II)	$(234,681)	$(66,650)
Adjustments to Reconcile Net (Loss) to Net Cash Provided (Used) by Operating Activities:		
Changes In Assets and Liabilities:		
Decrease (Increase) in Marketable Securities	468,686	(39,740)
(Increase) in Due from Broker	(87,882)	0
(Decrease) Increase in Due to Clearing Brokers	(151,580)	101,698
Net Cash (Used) by Operating Activities	$ (5,457)	$ (4,692)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (5,457)	$ (4,692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,705	10,397
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 248	$ 5,705

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company was organized as a Limited Liability Company, in 1998, under the laws of the State of Illinois. The Company is engaged in the trading of securities and does not transact public customer accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted price. Securities not readily marketable are valued at fair value as determined by management.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

FEDERAL AND STATE INCOME TAXES

The Limited Liability Company is not a taxable entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income from the Limited Liability Company is taxed directly to the members. However, the Limited Liability Company is subject to state and local income taxes in various jurisdictions.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3(K)(2)(A).

LEAF, DAHL AND COMPANY, LTD.
Certified Public Accountants
6160 NORTH CICERO AVENUE • CHICAGO, ILLINOIS 60646

To The Members
FINISH LINE TRADING GROUP, L.L.C.
Chicago, Illinois

Our audits of the basic Financial Statements for the years ended December 31, 2002 and 2001 presented in the preceding section of this report were made for the purpose of forming an opinion on such Financial Statements taken as a whole. The amended supplemental information, as required by the Securities and Exchange Commission, is presented for purposes of additional analysis.

Such information which is the responsibility of the Company's management, has been subjected to auditing procedures applied in the examination of the basic Financial Statements including examining on a test basis evidence supporting the amounts and disclosures, and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements for the years ended December 31, 2002 and 2001 taken as a whole.

FEBRUARY 10, 2003

Leaf, Dahl & Company, Ltd.

EXHIBIT IV

FINISH LINE TRADING GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	2002	2001
NET CAPITAL:		
Total Members' Capital (EXHIBIT IA)	$134,474	$369,155
HAIRCUTS ON SECURITIES:		
Trading Securities	$ 6,327	$ 87,018
Undue Concentration	232	15,300
Total Haircuts on Securities	$ 6,559	$102,318
Net Capital	$127,915	$266,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$100,000	$100,000
Excess Net Capital at 1.0000 Percent	$100,000	$100,000
Excess Net Capital	$ 27,915	$166,837

The Company does not transact public customer accounts and is therefore not required to complete this schedule.